SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Aegis Communications Group, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

00760B105
(CUSIP Number)

Barry E. Johnson
Thayer Capital Partners
1455 Pennsylvania Avenue, N.W., Suite 350
Washington, D.C. 20004
(202) 371-0150
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2003
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

(Page 1 of 17 Pages)

          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00760B105	13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Thayer Equity Investors III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

		16,336,004
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0**
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		16,336,004

	10	SHARED DISPOSITIVE POWER

		0**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,336,004**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%**

14	TYPE OF REPORTING PERSON*

PN

**As described more fully below in Item 5, Thayer Equity Investors III, L.P. and TC Co-Investors, LLC (collectively, the “Thayer Entities”) entered into a Stockholders Agreement, dated as of November 5, 2003 (the “Stockholders Agreement”), with Aegis Communications Group, Inc., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P. (collectively the “Questor Entities”), Deutsche Bank AG – London acting through DB Advisors, LLC as investment advisor (“Deutsche Bank”), and Essar Global Limited (“Essar”). As of November 5, 2003, the Reporting Persons may be deemed to have shared voting and shared dispositive power of 156,796,446 shares of Common Stock beneficially owned by the Reporting Persons, the Questor Entities, Deutsche Bank and Essar. Based on the number of shares of Common Stock outstanding as of November 5, 2003, the Reporting Persons would beneficially own 83.6% of the outstanding Common Stock. The Reporting Persons disclaim beneficial ownership of those Equity Securities held by the Questor Entities, Deutsche Bank and Essar.

CUSIP No. 00760B105	13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

TC Equity Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

		16,336,004
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0**
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		16,336,004

	10	SHARED DISPOSITIVE POWER

		0**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,336,004**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%**

14	TYPE OF REPORTING PERSON*

OO

**As described more fully below in Item 5, the Thayer Entities entered into the Stockholders Agreement with Aegis Communications Group, Inc., the Questor Entities, Deutsche Bank and Essar. As of November 5, 2003, the Reporting Persons may be deemed to have shared voting and shared dispositive power of 156,796,446 shares of Common Stock beneficially owned by the Reporting Persons, the Questor Entities, Deutsche Bank and Essar. Based on the number of shares of Common Stock outstanding as of November 5, 2003, the Reporting Persons would beneficially own 83.6% of the outstanding Common Stock. The Reporting Persons disclaim beneficial ownership of those equity securities held by the Questor Entities, Deutsche Bank and Essar.

CUSIP No. 00760B105	13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

TC Co-Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

		150,838
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0**
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		150,838

	10	SHARED DISPOSITIVE POWER

		0**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,838**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%**

14	TYPE OF REPORTING PERSON*

OO

**As described more fully below in Item 5, the Thayer Entities entered into the Stockholders Agreement with Aegis Communications Group, Inc., the Questor Entities, Deutsche Bank and Essar. As of November 5, 2003, the Reporting Persons may be deemed to have shared voting and shared dispositive power of 156,796,446 shares of Common Stock beneficially owned by the Reporting Persons, the Questor Entities, Deutsche Bank and Essar. Based on the number of shares of Common Stock outstanding as of November 5, 2003, the Reporting Persons would beneficially own 83.6% of the outstanding Common Stock. The Reporting Persons disclaim beneficial ownership of those equity securities held by the Questor Entities, Deutsche Bank and Essar.

CUSIP No. 00760B105	13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

TC Management Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

		150,838
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0**
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		150,838

	10	SHARED DISPOSITIVE POWER

		0**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,838**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%**

14	TYPE OF REPORTING PERSON*

OO

**As described more fully below in Item 5, the Thayer Entities entered into the Stockholders Agreement with Aegis Communications Group, Inc., the Questor Entities, Deutsche Bank and Essar. As of November 5, 2003, the Reporting Persons may be deemed to have shared voting and shared dispositive power of 156,796,446 shares of Common Stock beneficially owned by the Reporting Persons, the Questor Entities, Deutsche Bank and Essar. Based on the number of shares of Common Stock outstanding as of November 5, 2003, the Reporting Persons would beneficially own 83.6% of the outstanding Common Stock. The Reporting Persons disclaim beneficial ownership of those equity securities held by the Questor Entities, Deutsche Bank and Essar.

CUSIP No. 00760B105	13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Frederic V. Malek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

		Disclaimed (see 11 below).
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Disclaimed (see 11 below).
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		Disclaimed (see 11 below).

	10	SHARED DISPOSITIVE POWER

		Disclaimed (see 11 below).

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek, except to the extent of his pecuniary interest therein.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒ Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek, except to the extent of his pecuniary interest therein.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Not applicable (see 11 above).

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 00760B105	13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Carl J. Rickertsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

		Disclaimed (see 11 below).
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Disclaimed (see 11 below).
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		Disclaimed (see 11 below).

	10	SHARED DISPOSITIVE POWER

		Disclaimed (see 11 below).

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen, except to the extent of his pecuniary interest therein.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒ Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen, except to the extent of his pecuniary interest therein.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Not applicable (see 11 above).

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 00760B105	13D/A	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Paul G. Stern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

		Disclaimed (see 11 below).
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Disclaimed (see 11 below).
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		Disclaimed (see 11 below).

	10	SHARED DISPOSITIVE POWER

		Disclaimed (see 11 below).

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares disclosed in this Statement is disclaimed by Dr. Stern, except to the extent of his pecuniary interest therein.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒ Beneficial ownership of all shares disclosed in this Statement is disclaimed by Dr. Stern, except to the extent of his pecuniary interest therein.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Not applicable (see 11 above).

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 00760B105	13D/A	Page 9 of 17 Pages

          This Amendment No. 6 to Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Aegis Communications Group, Inc., a Delaware corporation (the “Company”), is being filed on behalf of (i) Thayer Equity Investors, III, L.P., a Delaware limited partnership (“Thayer”), (ii) TC Equity Partners, L.L.C., a Delaware limited liability company (“Equity”), (iii) TC Co-Investors, LLC, a Delaware limited liability company (“Co-Investors”), (iv) TC Management Partners, L.L.C, a Delaware limited liability company (“Management”), (v) Frederic V. Malek, (vi) Carl J. Rickertsen and (vii) Paul G. Stern. This Amendment No. 6 amends and supplements the Schedule 13D, which was filed with the Securities and Exchange Commission (“SEC”) on January 19, 2001 (the “Schedule 13D”) and previous amendments: Amendment No. 1 to Schedule 13D filed with the SEC on March 5, 2001; Amendment No. 2 to Schedule 13D filed with the SEC on June 11, 2001; Amendment No. 3 to Schedule 13D filed with the SEC on January 8, 2002; Amendment No. 4 to Schedule 13D filed with the SEC on October 1, 2002; and Amendment No. 5 to Schedule 13D filed with the SEC on July 1, 2003 (collectively, with Schedule 13D, the “Schedule 13D, as amended”). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended and supplemented by adding the following thereto:

          As described in more detail below, Thayer and Co-Investors (collectively the “Thayer Entities”) entered into a series of agreements on November 5, 2003, whereby Thayer received payment for full and final satisfaction of a convertible promissory note and a promissory note. Upon receipt of the payment of $7,563,262.76, Thayer terminated and cancelled or returned to the Company all its shares of Series D and Series E Preferred Stock, all its warrants and some Common Stock held by it.

Item 4. Purpose of Transaction.

          Item 4 is hereby amended and supplemented as follows:

          On November 6, 2003, the Company filed a current report on Form 8-K announcing that on November 5, 2003 it had terminated its previously announced merger agreement with AllServe Systems, PLC and signed and closed a transaction with Deutsche Bank AG – London and Essar Group to effect an investment in the Company for up to 80 percent of the Common Stock of the Company (the “Deutsche Bank/Essar Transaction”). The November 6, 2003 Form 8-K indicates that pursuant to documents executed in connection with the Deutsche Bank/Essar Transaction, Deutsche Bank AG – London and Essar Group, among other things, made an investment in the Company in the aggregate amount of $28.231 million in exchange for secured promissory notes and warrants to purchase up to 80 percent of the Common Stock of the Company. Some of transactions in connection with the Deutsche Bank/Essar Transaction have been completed in connection with an initial closing and some will occur in connection with a subsequent closing after certain conditions are met.

          In connection with the Deutsche Bank/Essar Transaction, Thayer entered into a Noteholder Agreement dated November 5, 2003, pursuant to which Thayer agreed that the payment to it of $7,563,262.76 was sufficient to extinguish all of the Company’s obligations under the Amended and Restated Promissory Note, dated April 11, 2003, in the original principal amount of $4,212,236, and the Amended and Restated Promissory Note, dated April 11, 2003, in the original principal amount of $9,194,844. Upon payment of $7,563,262.76 to Thayer, all of the Company’s obligations to Thayer under such promissory notes would be extinguished and Thayer would terminate and cancel the following interests in the Company:

          •  Amended and Restated Convertible Promissory Note, dated April 11, 2003, in the original principal amount of $9,194,844, payable by the Company to the order of Thayer;

          •  Amended and Restated Promissory Note, dated April 11, 2003, in the original principal amount of $4,212,236, payable by IQI to the order of Thayer;

CUSIP No. 00760B105	13D/A	Page 10 of 17 Pages

          •   Warrants held by Thayer to purchase an aggregate of 2,269,224 shares of Common Stock of the Company;

          •  144,493.39 shares of Series D Preferred Stock of the Company;

          •  61,415.43 shares of Series E Preferred Stock of the Company; and

          •   2,572,364 shares of Common Stock of the Company (“collectively, the “Released Interests”).

          On November 5, 2003, Thayer received the payment of $7,563,262.76 in full and final satisfaction of the subordinated promissory notes. As a result, Thayer terminated and cancelled the Released Interests.

          This description of the Noteholder Agreement is qualified in its entirety by reference to the Noteholder Agreement, a copy of which has been incorporated herein by reference as Exhibit 9.

          Also in connection with the Deutsche Bank/Essar Transaction, the Thayer Entities entered into a Stockholders Agreement, dated as of November 5, 2003 (the “Stockholders Agreement”), with the Company, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II3(c)(1), L.P. (collectively the “Questor Entities”), Deutsche Bank AG – London acting through DB Advisors, LLC as investment advisor (“Deutsche Bank”), and Essar Global Limited (“Essar”). Pursuant to the Stockholders Agreement, on the date thereof, among other things:

          •  The Thayer Entities agreed to cause the delivery of all of their shares of the Company’s Series D Preferred Stock and Series E Preferred Stock and 2,572,364 shares of the Company’s Common Stock to the Company for cancellation; and

          •  Each of the Stockholders and Voting Agreement dated as of August 25, 1999 among Questor and the stockholders listed on Schedule A attached thereto and the Stockholders Agreement dated December 10, 1999 among the Company, the Questor Entities and the Thayer Entities was terminated.

          In connection with the Deutsche Bank/Essar Transaction, the Thayer Entities, as stockholders of the Company, executed a written consent (the “Written Consent”) in which they consented to the amendment of the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of the Company’s Common Stock from 200,000,000 to 800,000,000 and the amendment of the Series F Preferred Stock Certificate of Designation to increase the number of shares of Common Stock into which each share of Series F Preferred Stock is convertible. The Reporting Persons believe that these amendments to the Certificate of Incorporation and the Series F Preferred Stock Certificate of Designation have been approved by the holders of a requisite majority of the shares entitled to vote thereon and that such amendments will occur following the Company’s filing with the SEC and distribution to its stockholders of an information statement pursuant to Section 14(c) of the Act. After the amendment of the Series F Preferred Stock Certificate of Designation the Questor Entities’ remaining 23,375 shares of Series F Preferred Stock will be convertible into 46,910,503 shares of Common Stock (an increase from the 34,527,594 shares of Common Stock into which those shares of Series F Preferred Stock are currently convertible). The Questor Entities have committed in the Stockholders Agreement to convert the 23,375 shares of Series F Preferred Stock into Common Stock following such amendments and the satisfaction of certain other conditions.

          This description of the Written Consent is qualified in its entirety by reference to the Written Consent, a copy of which has been incorporated herein by reference as Exhibit 11.

          Also in connection with the Deutsche Bank/Essar Transaction, the six directors on the Company’s board of directors who were designees of the Thayer Entities have resigned from the Company’s board of directors. The Reporting Persons have been informed that the five members of the Company’s board of directors who were designees of the Questor Entities have also resigned from the board of directors, and that the vacancies on the board of directors were filled.

CUSIP No. 00760B105	13D/A	Page 11 of 17 Pages

          In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

          Except as set forth in this Amendment No. 6 to Schedule 13D, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Act.

Item 5. Interest in Securities of the Company.

          Item 5 is hereby amended to state in its entirety as follows:

     (a) As of November 5, 2003, each of Thayer and Equity beneficially owns 16,336,004 shares of Common Stock. The beneficial ownership of 16,336,004 shares of Common Stock represents 19.2% of the class. As of November 5, 2003, each of Co-Investors and Management beneficially owns 150,838 shares of Common Stock. The beneficial ownership of 150,838 shares of Common Stock represents 0.2% of the class. The percentages of the class have been calculated pursuant to Rule 13d-3(d)(1)(i) under the Act and are based on the number of shares of Common Stock reported as outstanding by the Company after the Deutsche Bank/Essar Transaction and related transactions described herein. Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

(b)	(i)	Number of shares as to which each of Thayer and Equity has:

Sole power to vote or to direct the vote: 16,336,004
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposal of: 16,336,004
Shared power to dispose or to direct the disposal of: 0

	(ii)	Number of shares as to which each of Co-Investors and Management has:

Sole power to vote or to direct the vote: 150,838
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposal of: 150,838
Shared power to dispose or to direct the disposal of: 0

	(iii)	Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

          In connection with the Deutsche Bank/Essar Transaction, the Thayer Entities entered into the Stockholders Agreement described in Item 4 and Item 6 herein. Pursuant to the Stockholders Agreement, each of the Thayer Entities, Questor Entities, Deutsche Bank and Essar have agreed to vote all of its shares of Common Stock and other voting securities of the Company in favor of certain designees of Deutsche Bank and Essar for election to the board of directors and have agreed to certain restrictions on the sale of such shares. As a result of the voting and other agreements set forth in the Stockholders Agreement, the Reporting Persons may be deemed to beneficially own the shares of stock or similar securities of the Company or any securities convertible or exchangeable into or for any such stock or similar securities, or any securities carrying any warrant or right to subscribe to or purchase any such stock or similar securities or any such warrant or right (the “Equity Securities”) held by the Questor Entities, Deutsche Bank and Essar. As of November 5, 2003, the Reporting Persons may be deemed to have shared voting and shared dispositive power and own beneficially (i) 16,486,842 shares of Common Stock; (ii) 34,527,584 shares of Common Stock issuable upon conversion of the 23,375 shares of Series F Preferred Stock beneficially owned by the Questor Entities into Common Stock, subject to adjustment as provided in the Series F Certificate of Designation (following effectiveness of the amendment to the Series F Certificate of

CUSIP No. 00760B105	13D/A	Page 12 of 17 Pages

Designation that is described above in Item 4, these shares of Series F Preferred Stock will be convertible into 46,910,503 shares of Common Stock, and as described in Item 4, the Questor Entities have committed in the Stockholders Agreement to convert all their shares of Series F Preferred Stock into Common Stock after such amendment), (iii) 37,697,503 shares of Common Stock beneficially owned by the Questor Entities, (iv) 33,974,174 shares of Common Stock issuable upon exercise of the warrants beneficially owned by Deutsche Bank (following issuance of the warrants to be issued at the subsequent closing, Deutsche Bank will own warrants to purchase an aggregate 263,303,304 shares of Common Stock), and (v) 34,110,343 shares of Common Stock issuable upon exercise of the warrants beneficially owned by Essar (following issuance of the warrants to be issued at the subsequent closing, Essar will own warrants to purchase an aggregate 264,358,628 shares of Common Stock). The Questor Entities,’ Deutsche Bank’s and Essar’s ownership included herein is based on advice received from each of those persons. Based on the 85,004,987 shares of Common Stock outstanding as of November 5, 2003, and assuming the initial warrants held by Deutsche Bank and Essar are fully exercised, the Reporting Persons would beneficially own 83.6% of the outstanding Common Stock. The Reporting Persons disclaim beneficial ownership of those Equity Securities held by the Questor Entities, Deutsche Bank and Essar.

     (c) On November 5, 2003, the Reporting Persons (i) received payment in full and final satisfaction of a convertible note of the Company convertible into approximately 8,561,990 shares of Common Stock and a promissory note, (ii) had 144,493.39 shares of Series D Preferred Stock cancelled, convertible into approximately 7,331,555 shares of Common Stock, (iii) had 61,415.43 shares of Series E Preferred Stock cancelled, convertible into approximately 2,624,127 shares of Common Stock, (iv) had their warrants cancelled, convertible into approximately 2,269,224 shares of Common Stock, and (v) returned 2,572,364 shares of Common Stock to the Company for cancellation.

     (d) Except with respect to shares of Common Stock the Reporting Persons may be deemed to beneficially own as described herein, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              Item 6 is hereby amended to state in its entirety as follows:

          The response to Item 4 above is incorporated to this Item 6 by reference.

          As disclosed in Item 4 above, on November 5, 2003, the Thayer Entities entered into the Stockholders Agreement. The Stockholders Agreement provides, among other things, that the Thayer Entities may be required to satisfy a “right of first offer” to Deutsche Bank and Essar prior to a transfer of the Thayer Entities’ shares of the Company’s equity securities to a third party. The Stockholders Agreement also provides that the Thayer Entities are required to use their best efforts to nominate and elect and will vote all of their shares (and have granted an irrevocable proxy in connection therewith) to elect and continue in office a board of directors consisting of ten members, three of whom shall be designated by Deutsche Bank, three of whom shall be designated by Essar, one of whom shall be the President and Chief Executive Officer and three of whom shall be independent of Deutsche Bank, Essar and the Company. The Stockholders Agreement also provides that the Thayer entities will use their best efforts, and where applicable, will vote all of their shares to cause the bylaws of the Company to contain certain requirements.

          This description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which has been incorporated herein by reference as Exhibit 10.

          Also in connection with the Deutsche Bank/Essar Transaction, the Thayer Entities entered into a Registration Rights Agreement, dated as of November 5, 2003, by and among the Company, Deutsche Bank, Essar,

CUSIP No. 00760B105	13D/A	Page 13 of 17 Pages

the Questor Entities, the Thayer Entities and certain other existing stockholders of the Company (the “Registration Rights Agreement”). The Registration Rights Agreement provides for registration for resale of the shares of Common Stock held by the Thayer Entities, Deutsche Bank, Essar and the Questor Entities if conditions set forth in the Registration Rights Agreement are satisfied. Also pursuant to the Registration Rights Agreement, all of the rights of the Thayer Entities granted pursuant to the Securities Purchase and Registration Agreement, dated April 7, 1998, by and between ATC Communications Group, Inc. and Thayer Equity and the Series F Senior Voting Convertible Preferred Stock Purchase and Registration Rights Agreement, dated August 25, 1999, by and among the Company and certain stockholders were terminated.

          This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been incorporated herein by reference as Exhibit 12.

CUSIP No. 00760B105	13D/A	Page 14 of 17 Pages

Item 7. Material to be Filed as Exhibits.

          The Exhibit Index filed herewith is incorporated herein by reference.

CUSIP No. 00760B105	13D/A	Page 15 of 17 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2003

THAYER EQUITY INVESTORS III, L.P., a Delaware limited partnership		TC EQUITY PARTNERS, L.L.C., a Delaware limited liability company

By:	TC Equity Partners, L.L.C.,
	a Delaware limited liability company,	/s/ Barry E. Johnson
its General Partner
Barry E. Johnson
Secretary, Treasurer and
	/s/ Barry E. Johnson	Chief Financial Officer

Barry E. Johnson Secretary, Treasurer and Chief Financial Officer

TC CO-INVESTORS, LLC, a Delaware limited liability company		TC MANAGEMENT PARTNERS, L.L.C., a Delaware limited liability company

By:	TC Management Partners, L.L.C., a Delaware limited liability company, its General Partner	/s/ Barry E. Johnson

	/s/ Barry E. Johnson	Barry E. Johnson
Secretary, Treasurer and
	Barry E. Johnson Secretary, Treasurer and Chief Financial Officer	Chief Financial Officer

	/s/ Barry E. Johnson		/s/ Barry E. Johnson

FREDERIC V. MALEK		CARL J. RICKERTSEN
By:	Barry E. Johnson Attorney-in-fact	By:	Barry E. Johnson Attorney-in-fact

/s/ Barry E. Johnson

PAUL G. STERN
By:	Barry E. Johnson Attorney-in-fact

CUSIP No. 00760B105	13D/A	Page 16 of 17 Pages

EXHIBIT LIST

Exhibit No.	Title

1	Joint Filing Agreement and Power of Attorney, dated January 18, 2001, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.*

2	Joint Filing Agreement, dated March 5, 2001, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.**

3	Joint Filing Agreement, dated June 11, 2001, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.***

4	Joint Filing Agreement, dated January 8, 2002, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern. ****

5	Stock Transfer Letter dated December 27, 2001, by and between ITC Services Company and Questor Management Company, LLC, on behalf of itself and the Questor Entities.*****

6	Joint Filing Agreement, dated October 1, 2002, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern. ******

7	Joint Filing Agreement, dated July 1, 2003, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern. *******

8	Joint Filing Agreement, dated November 19, 2003, among Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.

9	Noteholder Agreement, dated November 5, 2003, of Thayer Equity Investors, III, L.P.

10	Stockholders Agreement, dated as of November 5, 2003, by and among Aegis Communications Group, Inc., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II, 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Deutsche Bank AG-London action through DB Advisors, LLC as investment advisor and Essar Global Limited. ********

11	Written Consent of the Majority of the Holders of Common Stock and Series F Preferred Stock of Aegis Communications Group, Inc., executed as of November 5, 2003. *********

12	Registration Rights Agreement, dated as of November 5, 2003, by and among Aegis Communications Group, Inc., Deutsche Bank AG-London acting through DB, LLC as investment advisor, Essar Global Limited, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II, 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Edward Blank and The Edward Blank 1995 Grantor Retained Annuity Trust. **********

__________

CUSIP No. 00760B105	13D/A	Page 17 of 17 Pages

*	Incorporated by reference to Exhibit 99.1 to the Schedule 13D of the Thayer Entities with respect to the Common Stock of the Company, filed on January 19, 2001.

**	Incorporated by reference to Exhibit 99.2 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on March 5, 2001.

***	Incorporated by reference to Exhibit 99.3 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on June 11, 2001.

****	Incorporated by reference to Exhibit 99.4 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on January 8, 2002.

*****	Incorporated by reference to Exhibit 2 to the Schedule 13 D/A of the Questor Entities with respect to the Common Stock of the Company, filed on January 7, 2002.

******	Incorporated by reference to Exhibit 99.6 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on October 1, 2002.

*******	Incorporated by reference to Exhibit 99.7 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Company, filed on July 1, 2003.

********	Incorporated by reference to Exhibit 2 to the Schedule 13 D/A of the Questor Entities with respect to the Common Stock of the Company, filed on November 14, 2003.

*********	Incorporated by reference to Exhibit 4 to the Schedule 13 D/A of the Questor Entities with respect to the Common Stock of the Company, filed on November 14, 2003.

**********	Incorporated by reference to Exhibit 3 to the Schedule 13 D/A of the Questor Entities with respect to the Common Stock of the Company, filed on November 14, 2003.